Exhibit 99.4

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115
 NEWS

RiT TECHNOLOGIES DELIVERS
CONTINUED SALES GROWTH IN Q3 2011

- Q3 Revenues Up 38% Compared YOY with Q3 2010 –
- 9-Month Revenues Up 21% Compared with 2010 -

Tel Aviv, Israel – October 26, 2011 – RiT Technologies (NASDAQ: RITT) today announced its financial results for the third quarter and nine months ended September 30, 2011.

Revenues for the third quarter of 2011 were $3.7 million, up 38% compared year-over-year with $2.7 million recorded in the third quarter of 2010, and up 7% compared sequentially with $3.5 million recorded in the second quarter of 2011. Net loss for the quarter was $854 thousand ($0.19 per share on a basic and diluted basis), up 1% compared with $843 thousand ($0.26 per share on a basic and diluted basis) for the third quarter of 2010, and up 13% compared with $754 thousand ($0.17 per share on a basic and diluted basis) for the second quarter of 2011.

For the nine-month period, revenues were $10.4 million, up 21% compared with $8.6 million in the nine-months of 2010. Net loss for the nine-months totaled $2.6 million ($0.6 per share on a basic and diluted basis) compared with $2.4 million ($0.82 per share on a basic and diluted basis) for the nine-months of 2010.

Comments of Management
Commenting on the results, Mr. Eran Ayzik, RiT’s President and CEO, said, “Our third quarter results reflect continued strong momentum in the areas of product development, partnership building and marketing & sales, all of which are creating a solid platform for future growth. Our efforts to broaden our sales and marketing activities are raising RiT’s exposure in emerging markets and enabling us to better serve our customers. This was highlighted during the quarter by our opening of a second sales office in China. And we intend to duplicate this effort in other high growth, emerging regions.

“Parallel to our marketing activities, we continue to develop our product portfolio, improve our supply chain and deepen our strategic partnerships in order to well-position the Company for further growth.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-77-270-7210
motia@rit.co.il

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Ltd.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	(Unaudited)		(Unaudited)

	2011	2010	2011	2010

Sales	3,697	2,686	10,357	8,551
Cost of sales	1,987	1,519	5,684	4,693
Gross profit	1,710	1,167	4,673	3,858

Operating costs and expenses:
Research and development, net	486	454	1,363	1,453
Sales and marketing	1,386	1,047	4,233	3,287
General and administrative	625	504	1,587	1,446
Total operating expenses	2,497	2,005	7,183	6,186
Operating Loss	(787)	(838)	(2,510)	(2,328)

Financial income (loss), net	(67)	(5)	(63)	(61)
Net Income (Loss)	(854)	(843)	(2,573)	(2,389)

Basic and Diluted net Loss per ordinary share	(0.19)	(0.26)	(0.60)	(0.82)

Weighted average number of ordinary shares, used to compute basic and diluted net loss per ordinary share	4,572,248	3,219,913	4,308,740	2,912,171

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	September 30, 2011	December 31, 2010
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	905	1,391
Trade receivables, net	3,732	3,000
Other current assets	627	259
Inventories	3,552	3,310
Total Current Assets	8,816	7,960

Long term Assets
Assets held for severance benefits	844	1,204
	844	1,204
Property and Equipment
Cost	3,395	3,298
Less - accumulated depreciation	3,140	3,038
	255	260

Total Assets	9,915	9,424

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,298	2,391
Other payables and accrued expenses	1,310	1,206
Total Current Liabilities	3,608	3,597

Other Liabilities
Convertible Loan from principal shareholder	2,523	1,519
Liability in respect of employees' severance benefits	947	1,377
	3,470	2,896
Total Liabilities	7,078	6,493

Shareholders' Equity
Share capital	1,364	892
Treasury stock	(27)	(27)
Additional paid-in capital	41,850	39,842
Accumulated deficit	(40,350)	(37,776)
Total Shareholders' Equity	2,837	2,931
Total Liabilities and Shareholders' Equity	9,915	9,424